SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-18287
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
ORBITAL SCIENCES CORPORATION
21839 Atlantic Boulevard
Dulles, Virginia 20166

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
McLean, Virginia
June 26, 2009

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Cash and cash equivalents	$1,601	$—
Investments, at fair value	297,318,328	369,046,147
Company contributions receivable	2,870,516	2,466,055

Net assets available for benefits, at fair value	300,190,445	371,512,202
Adjustment from fair value to contract value for fully benefit-responsive investment	(700,973)	(1,606,234)

Net assets available for benefits	$299,489,472	$369,905,968

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2008
Investment income (loss):
Net depreciation in fair value of investments	$(110,710,041)
Dividends	12,884,815
Interest on participant loans	410,385

Net investment loss	(97,414,841)

Contributions:
Participant	28,125,003
Company	15,291,521

Total contributions	43,416,524

Deductions from net assets:
Benefits paid to participants	16,273,754
Administrative expenses	144,425

Total deductions	16,418,179

Net decrease	(70,416,496)

Net assets available for benefits, beginning of year	369,905,968

Net assets available for benefits, end of year	$299,489,472

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
(1)     Description of Plan
The following description of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) provides only general information required for financial statement purposes. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary defined contribution plan that is intended to constitute a tax-qualified profit sharing plan under Section 401(a) of the Internal Revenue Code (the “Code”). All U.S domestic employees of Orbital Sciences Corporation (“Orbital” or the “company”) who are scheduled to work 1,000 hours during a 12-consecutive month period, or are not so scheduled but in fact complete a year of service for participation (“Plan Year”), and have attained the age of 21, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the company. The Plan’s trustee is T. Rowe Price Trust Company. The Plan’s record keeper is T. Rowe Price Retirement Plan Services, Inc.
Contributions
Participants may contribute up to 30% of their total eligible compensation on a pre-tax basis, subject to certain annual limitations under the Plan and the Code. Participants are also permitted to make contributions to the Plan on an after-tax basis up to 20% of total eligible compensation if participant annual compensation is $105,000 or less, or up to 9% of total eligible compensation if participant annual compensation exceeds $105,000.
The company matches 100% of the first 5% of compensation that a participant contributes to the Plan each pay period. The company may also make an annual discretionary profit sharing contribution based on the participant’s compensation. For 2008, the company made a discretionary profit sharing contribution equal to one percent of each eligible employee’s compensation subject to certain limitations.
Participants may invest their contributions and company contributions in any combination of investment alternatives available, including mutual funds, a stable value fund and Orbital common stock.
The Plan also allows participants to make rollover contributions from other tax qualified plans. Rollover contributions are included in the accompanying financial statements as a component of participant contributions and amounted to $3.7 million in 2008.
Participant Accounts
A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions, transfers, rollovers, company contributions and Plan earnings/losses. Allocations of company contributions, Plan earnings/losses and administrative expenses are based on participants’ contributions, earnings or account balances, as applicable, as defined in the Plan document. Participants are entitled to a benefit equal to the vested portion of their participant account.

Vesting
Participants are immediately vested in their contributions and earnings thereon. The company’s contributions, plus earnings thereon, vest equally over a period of three years or immediately upon death or long-term disability.
In 2008, the Plan was amended to incorporate a special vesting rule due to the sale of the company’s Transportation Management Systems business group (“TMS”). Employees terminated as a direct result of the sale of TMS were fully vested in their accounts as of the transaction close date.
Forfeitures
Forfeitures by terminated employees of nonvested employer contributions are held in a separate account and are used to offset either future employer contributions or administrative expenses of the Plan. During 2008, prior year contributions receivable were reduced by $125,000 from forfeited nonvested accounts. The balance of forfeitures on December 31, 2008 and 2007 was $80,424 and $147,755, respectively.
Distributions to Participants
Upon termination of service, death, long-term disability, attainment of age 59 1/2 or qualified financial hardship, a participant may elect to receive either a lump-sum amount equal to the vested value of the participant’s account or installments over a determined period as defined in the Plan document. The Plan provides that participants may also withdraw their vested account balances while still in service of the company in certain circumstances. Distributions are made in cash or, if a participant elects, in the form of company common shares to the extent the participant’s account is invested in company common shares.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Orbital common stock allocated to his or her account.
Termination of Plan
Although it has not expressed any intention to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, participants would immediately become 100% vested in their accounts.
Participant Loans
Participants may borrow up to the lesser of 50% of their vested account balance or $50,000 reduced by their highest outstanding loan balance in the past 12 months. Loan terms generally may not exceed five years. Loans for the purchase of a primary residence may not exceed ten years. Loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan. As of December 31, 2008, interest rates on outstanding loans ranged from 0.75% to 9.50%.

(2)     Significant Accounting Policies and Basis of Presentation
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
As described in Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts, including synthetic guaranteed investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the basis for purchase or sale transactions. The Plan invests in such investment contracts, as described more fully below. The statements of net assets available for benefits present the fair value of the investment contracts as well as the related adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at their stated net asset value per share held by the Plan at year-end. Orbital common shares are valued at the year-end closing market price. Participant loans are carried at cost, which approximates fair value. The fair value of the Plan’s synthetic investment contracts is based on the market value of the individual underlying assets, which consist primarily of interest in a common collective trust fund that is valued based on information reported by the trustee using audited financial statements of the common collective trust fund at year-end. The fair value of the wrapper contracts is calculated based on a marginal replacement cost methodology.
Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. The statement of changes in net assets available for benefits includes the net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses, and the unrealized appreciation and depreciation on those investments.
Benefit Payments
Benefits are recorded when paid.
Administrative Expenses
The Plan document provides that administrative expenses may be paid by either the Plan or the company. For the year ended December 31, 2008, certain administrative services and Plan management services were provided by the company at no cost to the Plan. Direct transaction expenses are paid by the Plan and are netted against investment income.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results may differ from those estimates.
Recent Accounting Pronouncements
In April 2009, the FASB issued Staff Position FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which will be effective for the Plan in the second quarter of 2009. FSP No. FAS 157-4 provides guidance on the determination of the fair value of assets and liabilities under Statement of Financial Accounting Standards (“SFAS”) No. 157. The company is currently evaluating the impact that FSP No. FAS 157-4 will have on the Plan’s financial statements.
(3)      Investment Contracts
The Plan’s Stable Value Fund for Orbital is comprised of three investment contracts (synthetic GICs) issued by financial institutions that are fully benefit-responsive. A synthetic GIC is a guaranteed investment contract with a wrapper contract and an underlying investment or investments, usually a portfolio of high-quality intermediate term fixed income securities owned by the Plan. The fair value of the wrapper contracts, independent of their underlying investments, was $178,500 and $0 at December 31, 2008 and 2007, respectively. The underlying investments associated with the Plan’s synthetic GICs are comprised of cash held in a money market fund and an interest in the T. Rowe Price Managed Bond Common Trust Fund, which invests in fixed-income securities whose average S&P credit rating is generally AAA- or higher, with a duration range from two to five years.
The synthetic GICs provide an interest crediting rate that resets quarterly and the issuers of the contracts provide assurance that future adjustments to the crediting rate will not result in a crediting rate less than zero. Investment gains and losses are amortized through the calculation of the crediting rate. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of investment gains and losses.
As described in Note 2, because the synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield in 2008 for the contracts was 4.7% and 5.5% based on interest rate credited to participants and actual earnings, respectively.
Certain events could limit the ability of the Plan to transact at contract value with the financial institution issuers. Specifically, any event outside the normal operation of the Plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Plan, tax disqualification, certain Plan amendments if issuers’ consent is not obtained, improper communications to participants, group terminations, group layoffs, mergers or divestitures. The Plan Administrator does not believe that the occurrence of any such events is probable.

In addition, the issuers of the investment contracts have certain rights to terminate their contracts and settle at an amount which differs from contract value. For example, events which could cause such a termination include (i) certain breaches by the Plan or the investment manager of obligations or representations under the terms of the investment contracts and (ii) performance under the contracts that would constitute a prohibited transaction under ERISA or other applicable law.
(4)      Federal Income Taxes
The Internal Revenue Service has determined and informed the company by letter dated December 5, 2008 that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income tax. Although the determination letter does not include all Plan amendments, the company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and believes that the Plan remains tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
(5)     Investments
The following investments, at fair value, represent 5% or more of the Plan’s net assets:

	December 31,
	2008	2007
Stable Value Fund for Orbital:
T. Rowe Price Managed Bond Trust Fund	$78,984,103	$65,836,291
T. Rowe Price Reserve Investment Fund	6,057,968	3,451,066
Insurance Wrapper Contracts	178,500	—
Orbital Sciences Corporation Common Stock	41,017,028	52,472,982
American Europacific Growth Fund	17,368,987	28,539,084
T. Rowe Price Equity Income Fund	16,924,129	26,393,228
Legg Mason Value Trust Fund	*	21,973,815
Harbor Capital Appreciation Fund	**	18,921,290

*	Investment option no longer available

**	Less than 5% of Plan net assets
On January 1, 2008 the Plan adopted SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. The adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists. SFAS No. 157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:
•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•	Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. See Note 2 for discussion of fair value measurements.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Identity of Issue	Level 1	Level 2	Level 3	Total
Mutual funds	$164,602,931	$—	$—	$164,602,931
Common stock	41,017,028	—	—	41,017,028
Money market fund	6,691	—	—	6,691
Participant loans	—	—	6,471,107	6,471,107
Synthetic guaranteed investment contracts:
Common collective trusts	—	78,984,103	—	78,984,103
Wrapper contracts	—	—	178,500	178,500
Money market fund	—	6,057,968	—	6,057,968

Total	$205,626,650	$85,042,071	$6,649,607	$297,318,328

For investments measured at fair value using unobservable inputs (Level 3), a reconciliation of the beginning and ending balances is as follows:

		Insurance
	Participant	Wrapper
	Loans	Contracts
Balance at January 1, 2008	$5,319,353	$—
Unrealized appreciation	—	178,500
Purchases, sales, issuances and settlements, net	1,151,754	—

Balance at December 31, 2008	$6,471,107	$178,500

During 2008, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(100,356,973)
Orbital Sciences Corporation common stock	(10,353,068)

Net depreciation	$(110,710,041)

Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risk. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.
(6)     Reconciliation to Form 5500
As of December 31, 2008 and 2007, net assets available for benefits per the accompanying financial statements reconcile to Form 5500 as follows:

	2008	2007
Net assets available for benefits, per financial statements	$299,489,472	$369,905,968
Adjustment from contract value to fair value for fully benefit-responsive investment	700,973	1,606,234

Net assets available for benefits, at fair value, per Form 5500	$300,190,445	$371,512,202

For the year ended December 31, 2008, the change in net assets available for benefits per the accompanying financial statements reconciles to Form 5500 as follows:

Change in net assets available for benefits, per financial statements	($70,416,496)
Adjustment from contract value to fair value for fully benefit-responsive investment	(905,261)

Change in net assets available for benefits, per Form 5500	($71,321,757)

(7)     Related Party Transactions
Certain Plan investments are held by the Plan trustee and in Orbital common stock. As a result, transactions in these investments are party-in-interest transactions, which are exempt from the prohibited transaction rules. Purchases of $4,698,575 and sales of $5,770,733 of Orbital common stock were made during 2008. The market value of Orbital common stock at December 31, 2008 and 2007 was $41,017,028 (2,100,206 shares) and $52,472,982 (2,140,007 shares), respectively. Certain administrative fees are paid to the Plan trustee.

ADDITIONAL INFORMATION
SCHEDULE G
DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
Schedule of Nonexempt Transactions
For the year ended December 31, 2008

Description of
Transactions
		Including				Expenses
	Relationship to	Maturity Date,				Incurred in			Net Gain or
Identity of	Plan Employer, or	Rate of Interest,				Connection		Current	(Loss) on
Party	Other Party-In-	Collateral, Par or	Purchase	Selling	Lease	with	Cost of	Value of	Each
Involved	Interest	Maturity Value	Price	Price	Rental	Transaction	Asset	Asset	Transaction

Individuals who received loans from 12/1/2007 to 12/31/2007	Employees/ participants	31 loans not made in accordance with interest rate specified in Plan document. During 2008, these loans were adjusted to comply with the interest rate terms and conditions of the Plan.					Range of loans from $1,000 to $30,000

ADDITIONAL INFORMATION
SCHEDULE H, line 4i
DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
Schedule of Assets (Held at End of Year)
December 31, 2008

			Current
Identity of Issue	Asset Description	Cost**	Value
Stable Value Fund for Orbital: *	Synthetic Guaranteed Investment Contract
T. Rowe Price Managed Bond Trust Fund	Common Collective Trust		$78,984,103
T. Rowe Price Reserve Investment Fund	Money Market Fund		6,057,968
Insurance Wrapper Contracts	Insurance Contract		178,500

Total Stable Value Fund for Orbital			85,220,571
Davis New York Venture A Fund	Mutual Fund		10,569,428
Dodge and Cox International Fund	Mutual Fund		7,230,408
Vanguard Extended Market Index Fund	Mutual Fund		1,641,745
Morgan Stanley Mid-Cap Growth Portfolio, Advisor	Mutual Fund		6,898,028
Vanguard 500 Index Fund	Mutual Fund		4,720,748
T. Rowe Price Retirement Income Fund *	Mutual Fund		449,384
Buffalo Small Cap Fund	Mutual Fund		8,174,827
Goldman Sachs Mid-Cap Value Fund	Mutual Fund		7,152,624
Wells Fargo Advantage Advisor Small Cap Value Fund	Mutual Fund		10,462,273
PIMCO Total Return Fund	Mutual Fund		14,382,220
T. Rowe Price Real Estate Fund *	Mutual Fund		3,518,545
T. Rowe Price Balanced Fund *	Mutual Fund		12,520,004
T. Rowe Price Equity Income Fund *	Mutual Fund		16,924,129
Harbor Capital Appreciation Fund	Mutual Fund		12,610,183
American Europacific Growth Fund	Mutual Fund		17,368,987
T. Rowe Price Retirement 2005 Fund *	Mutual Fund		251,017
T. Rowe Price Retirement 2010 Fund *	Mutual Fund		1,603,395
T. Rowe Price Retirement 2015 Fund *	Mutual Fund		2,089,199
T. Rowe Price Retirement 2020 Fund *	Mutual Fund		8,209,320
T. Rowe Price Retirement 2025 Fund *	Mutual Fund		2,930,988
T. Rowe Price Retirement 2030 Fund *	Mutual Fund		7,451,455
T. Rowe Price Retirement 2035 Fund *	Mutual Fund		1,790,961
T. Rowe Price Retirement 2040 Fund *	Mutual Fund		3,738,804
T. Rowe Price Retirement 2045 Fund *	Mutual Fund		1,417,897
T. Rowe Price Retirement 2050 Fund *	Mutual Fund		339,457
T. Rowe Price Retirement 2055 Fund *	Mutual Fund		156,905
Orbital Sciences Corporation *	Common Stock		41,017,028
Summit Cash Reserves Fund	Money Market Fund		6,691
Participant Loans *	Participant Loans, 0.75% to 9.50%,
	maturity January 2009 to September 2018		6,471,107

Total Investments			297,318,328
Cash	Cash		1,601

Total Assets Held for Investment			$297,319,929

*	Denotes a party-in-interest

**	Cost data have been omitted for the assets listed in the above table as the assets were all participant directed

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORBITAL SCIENCES CORPORATION, Plan Administrator for the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation

Dated: June 26, 2009	By:	/s/ Hollis M. Thompson

Hollis M. Thompson
Senior Vice President and Corporate Controller

EXHIBIT INDEX
Exhibit 23          Consent of PricewaterhouseCoopers LLP (transmitted herewith)